UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Hartford Financial Services Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

416515104

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 416515104	SCHEDULE 13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS. Allianz SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Not applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER N/A
6 SHARED VOTING POWER[1] 39,430,166
7 SOLE DISPOSITIVE POWER N/A
8 SHARED DISPOSITIVE POWER 39,430,166

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,430,166
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%[2]
12	TYPE OF REPORTING PERSON CO
1	As of the date of this filing, all of these shares are held by subsidiaries of Allianz SE.
2	The denominator for this calculation is based on 398,240,701 shares of common stock, par value $0.01 per share (the “Common Stock”) of The Hartford Financial Services Group, Inc. (the “Issuer”) and reflects 383,008,419 shares of Common Stock outstanding as of October 27, 2009 (as reported by the Issuer and which amount includes 24,197,884 issued and outstanding shares of Common Stock owned by Allianz Finance II Luxembourg S.a.r.l. (“Allianz Finance”) and certain other subsidiaries of Allianz SE as of December 31, 2009) plus 15,232,282 shares of Common Stock underlying certain warrants held by Allianz Finance. See item 4 for further information with respect to the Common Stock owned by Allianz Finance and the warrants.

CUSIP No. 416515104	SCHEDULE 13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS. Allianz Finance II Luxembourg S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Not applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER N/A
6 SHARED VOTING POWER 39,425,830
7 SOLE DISPOSITIVE POWER N/A
8 SHARED DISPOSITIVE POWER 39,425,830

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,425,830
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%[3]
12	TYPE OF REPORTING PERSON CO
3	The denominator for this calculation is based on 398,240,701 shares of common stock, par value $0.01 per share (the “Common Stock”) of The Hartford Financial Services Group, Inc. (the “Issuer”) and reflects 383,008,419 shares of Common Stock outstanding as of October 27, 2009 (as reported by the Issuer and which amount includes 24,197,884 issued and outstanding shares of Common Stock owned by Allianz Finance II Luxembourg S.a.r.l. (“Allianz Finance”) and certain other subsidiaries of Allianz SE as of December 31, 2009) plus 15,232,282 shares of Common Stock underlying certain warrants held by Allianz Finance. See item 4 for further information with respect to the Common Stock owned by Allianz Finance and the warrants.

ITEM 1	(a).	Name of Issuer

The Hartford Financial Services Group, Inc.

	(b).	Address of Issuer’s Principal Executive Offices:

One Hartford Plaza, Hartford, Connecticut 06155

ITEM 2.	(a).	Name of Person Filing:

Allianz SE

Allianz Finance II Luxembourg S.a.r.l.

(together, the “Reporting Persons”)

	(b).	Address of Principal Business Office or, if None, Residence:

Allianz SE, Königinstrasse 28, 80802 Munich, Federal Republic of Germany.

Allianz Finance II Luxembourg S.a.r.l., 14, boulevard F.D. Roosevelt, L-2450 Luxembourg.

	(c).	Citizenship:

See Item 4 on page 2.

See Item 4 on page 3.

	(d).	Title of Class of Securities:

Common Stock

	(e).	CUSIP Number:

416515104

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a).	☐ Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

	(b).	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c).	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d).	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

	(e).	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;

	(f).	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

	(g).	☐ Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;

	(h).	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i).	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j).	☐ Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.

ITEM 4.	Ownership.

	(a)	Amount beneficially owned:

See Item 9 on page 2.

See Item 9 on page 3.

The securities reported in this Schedule 13G represent the Common Stock issued upon conversion of the Series D Preferred Stock, as defined below, and a portion of the Common Stock for which the Warrants (as defined below) are exercisable (the “Initial Shares”) and 4,336 shares of Common Stock held by certain affiliates of Allianz SE.

The securities (other than the 4,336 shares of Common Stock held by certain affiliates of Allianz SE) were acquired under an Investment Agreement, dated October 17, 2008 between Allianz SE and the Issuer, pursuant to which, among other things, the Issuer agreed to issue and sell in a private placement to Allianz Finance (i) 6,048,387 shares of the Issuer’s Series D Non-Voting Contingent Convertible Preferred Stock, (the “Series D Preferred Stock”) initially convertible into 24,193,548 shares of Common Stock; (ii) a warrant (the “Series B Warrant”) to purchase initially 34,806,452 shares of Common Stock or, in certain circumstances, 8,701,613 shares of the Issuer’s Series B Non-Voting Contingent Convertible Preferred Stock, par value $0.01 per share, each initially convertible into four shares of Common Stock; and (iii) the warrant (the “Series C Warrant” and together with the Series B Warrant, the “Warrants”) to purchase initially 34,308,872 shares of Common Stock or, in certain circumstances, 8,577,218 shares of the Issuer’s Series C Non-Voting Contingent Convertible Preferred Stock, par value $0.01 per share, each initially convertible into four shares of Common Stock. The shares of Common Stock underlying the Series B Warrant and Series C Warrant are referred to in this Schedule as the “Warrant Shares”. Due to a discretionary equity issuance program of the Issuer completed on August 6, 2009, the number of Warrant Shares that may be purchased upon exercise of Series B Warrant and Series C Warrant was adjusted to 34,907,002 and 34,407,985, respectively, pursuant to the anti-dilution provisions of the Warrants.

The exercise of the Warrants for the remainder of the Warrant Shares (other than the Initial Shares) is subject to the receipt of certain regulatory approvals. Accordingly, the remaining Warrant Shares (other than the Initial Shares) are not beneficially owned by the Reporting Persons until such approvals have been obtained.

	(b)	Percent of class:

See Item 11 on page 2

See Item 11 on page 3

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 on page 2

See Item 5 on page 3

(ii) Shared power to vote or to direct the vote:

See Item 6 on page 2

See Item 6 on page 3

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 on page 2

See Item 7 on page 3

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on page 2

See Item 8 on page 3

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable

ITEM 9.	Notice of Dissolution of Group.

Not Applicable

ITEM 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
(Date)

ALLIANZ SE

By:
/s/ Dr. Thomas Loesler
(Signature)

Dr. Thomas Loesler / Prokurist
(Name/Title)

/s/ Dr. Adrian Glaesner
(Signature)

Dr. Adrian Glaesner / Prokurist
(Name/Title)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
(Date)

ALLIANZ FINANCE II LUXEMBOURG S.A.R.L.

By:
/s/ Hero Wentzel
(Signature)

Hero Wentzel / Director
(Name/Title)

/s/ Alain Schaedgen
(Signature)

Alain Schaedgen / Director
(Name/Title)

EXHIBIT A TO SCHEDULE 13G

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)

ALLIANZ SE and ALLIANZ FINANCE II LUXEMBOURG S.A.R.L. (the “Reporting Persons”), hereby agree that, unless differentiated, this Schedule 13G is filed on behalf of each of the parties.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date: February 12, 2010

ALLIANZ SE

By:
/s/ Dr. Thomas Loesler
(Signature)

Dr. Thomas Loesler / Prokurist
(Name/Title)

/s/ Dr. Adrian Glaesner
(Signature)

Dr. Adrian Glaesner / Prokurist
(Name/Title)

ALLIANZ FINANCE II LUXEMBOURG S.A.R.L.

By:
/s/ Hero Wentzel
(Signature)

Hero Wentzel / Director
(Name/Title)

/s/ Alain Schaedgen
(Signature)

Alain Schaedgen / Director
(Name/Title)